                                                           File Number 70-8883


SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Amendment No. 1
to
Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

(a registered holding company and
the parent of the other party)

CNG ENERGY SERVICES CORPORATION
One Park Ridge Center
P.O. Box 15746
Pittsburgh, Pennsylvania 15244-0746



Names and addresses of agents for service:

S. E. WILLIAMS, Senior Vice President
and General Counsel
Consolidated Natural Gas Company
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


N. F. CHANDLER, General Attorney
Consolidated Natural Gas Service Company, Inc.
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


       2                                              File Number 70-8883

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 1
to
FORM U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935


Item 1. Description of Proposed Transaction
        ___________________________________


I.  INTRODUCTION

	Consolidated Natural Gas Company ("Consolidated") is a Delaware corporation and a public utility holding company registered as such under the Public Utility Holding Company Act of 1935 ("Act"). It is engaged solely in the business of owning and holding all of the outstanding securities, with the exception of certain minor long-term debt, of sixteen subsidiaries. These subsidiary companies are engaged in the energy business, principally in natural gas exploration, production, purchasing, sales, gathering, transmission, storage, distribution, by-product operation, research and other activities related to natural gas. Consolidated and its subsidiaries are referred to herein as the "CNG System."

	CNG Energy Services Corporation ("Energy Services"), a Delaware corporation, is a wholly-owned nonutility subsidiary of Consolidated. Energy Services, pursuant to various orders issued by the Securities and Exchange Commission ("SEC" or "Commission") beginning in 1987(1), engages in the gas
__________________

(1) See SEC order dated February 27, 1987, HCAR No. 24329.

marketing and power generation business. Consolidated and Energy Services are collectively referred to herein as the "Applicants."


II. PROPOSED INVESTMENTS IN ENERGY COMMODITY MARKETING ACTIVITIES

	The Applicants seek authority for Energy Services to invest, through December 31, 2001, up to $250 million to expand its business to include that of marketing power and other energy commodities (in addition to natural gas), fuel management and other energy related activities as described in more detail below. The Applicants also seek authority to provide up to $250 million in guarantees or other credit support to subsidiaries engaged in energy commodity marketing activities ("Marketing Subsidiaries"). The $250 million limit does not apply to gas marketing activities for which Energy Services already has authorization or which will be conducted through Marketing Subsidiaries; financing of such gas marketing activities would occur either pursuant to Rule 52 or, as to Energy Services, through the CNG System omnibus financing authorization in Commission order dated March 28, 1996, HCAR No. 26500.

	Since the converging energy markets have achieved a rapid stage of development, request is made for expeditious processing of this application-declaration so that the opportunity for Energy Services to become a significant participant in such markets may not be irrevocably lost.

III. DESCRIPTION OF ENERGY SERVICE'S PROPOSED ENERGY COMMODITY MARKETING ACTIVITIES

	The Applicants propose that Energy Services and the Marketing Subsidiaries engage in all forms of brokering and marketing transactions involving energy commodities, including electricity, natural gas, coal, oil, other hydrocarbons, wood chips, wastes and other combustibles, at wholesale and at retail. Marketing Subsidiaries may be corporations, partnerships, limited liability companies, joint ventures or other entities in which Energy Services may have a 100% interest, or a majority or a minority equity or debt position with nonaffiliates. It is also proposed that Energy Services and the Marketing Subsidiaries provide incidental related services, such as fuel management, storage and procurement. Energy Services and its Marketing Subsidiaries are hereinafter collectively referred to as "Marketing Companies."

	The Applicants propose that a Marketing Company conduct such activities without regard to the location or identity of customers or source of revenues. However, the Applicants request the Commission to reserve jurisdiction over any activities by a Marketing Company outside the United States, pending completion of the record in this proceeding. Specifically, a Marketing Company will not make any sales of electricity or natural gas to retail customers in any state unless authorized or permitted to make such sales under applicable state laws or regulations.

	To the extent that it may not already be authorized to do so(2), Energy Services also requests authorization for itself or the Marketing Subsidiaries to acquire or construct physical assets that are incidental and reasonably necessary in the day-to-day conduct of marketing operations, such as oil and gas storage facilities, gas, oil or coal reserves, or a pipeline spur needed for deliveries of fuel to an industrial customer. The Applicants represent, however, that a Marketing Company will not acquire any assets or make any retail sales of energy commodities if, as a result of the transaction, it would become a "public utility company" within the meaning of the Act.

	With the considerable gas supply from all market sources, including from Consolidated, the plentiful supply of reliable electric power from all market sources, the financial strength of Consolidated, and Energy Service's fuel management capabilities, Energy Services is expected to give its customers excellent choices in buying, selling, borrowing and loaning of natural gas,





___________________

(2) For example, Energy Services is authorized under an SEC order dated July 26, 1995, HCAR No. 26341, to acquire, without additional prior Commission approval, up to a 50% interest in a corporation or partnership formed to engage in gas related activities, including investing in facilities to transport gas.

electricity, and other fuels as well as additional choices in how they manage their operations.(3)

		Energy commodity marketing transactions may take a variety of different forms. In general, these transactions involve contracts under which the performance of the parties is expressed in terms of the obligation to make or take physical delivery of electricity, gas or other energy commodities, as well as the purchase and sale of commodity-based derivative contracts, such as options, swaps and exchange-traded futures contracts, under which physical delivery may or may not in fact occur. Arbitrage transactions may also occur through which one form of energy may be exchanged for another form of energy.

	The Marketing Companies will take appropriate measures in the normal course of their business to mitigate the risks associated with electric power and fuel purchases or sales contracts. Such measures may include matches between long-term firm or variable price electric power sales contracts and long-term firm or variable price fuel purchase contracts. The Marketing Companies also may hedge fuel price risk through the purchase of fuel or fuel reserves or options on fuel reserves.
___________________

(3) The CNG System through CNG Power Services Corporation ("CNGPS") already offers a degree of such choices. CNGPS is a wholly-owned subsidiary of Consolidated that is an exempt wholesale generator ("EWG") under Section 32 of the Act and a power marketer. To the extent that the energy commodity marketing activities of Energy Services would include that of a power marketer, they would broadly encompass the same kind of business as that currently being conducted by CNGPS. It is anticipated that CNGPS, since it is limited as to its activities as an EWG, will evolve into having a proportionally smaller role as a power marketer once Energy Services is authorized to be a power marketer. For example, Energy Services desires to engage in retail sales of electric power whereas CNGPS as an EWG is barred from such business.

	In addition, the Marketing Companies may purchase or sell commodity-based derivative instruments, such as electricity or gas futures contracts and options on electricity or gas futures, similar to those traded on the New York Mercantile Exchange, and gas and oil price swap agreements and other, primarily commodity-based, derivative instruments.

	The Marketing Companies may also offset price risk exposure under a purchase or sales contract through an opposite position to the purchase or sale. Similarly, in a portfolio of purchase and sales contracts, risk also could be limited through an appropriate mix of long-term and short-term contracts, and diversification of the mix of customers and suppliers regionally and across industry lines. Finally, the Marketing Companies will endeavor to limit risk exposure through contract provisions that would place a ceiling on the amount of damages payable when performance failure occurs, and/or exclude consequential damages.

	Ultimately, the Marketing Companies will seek to manage a "book" of various energy contracts involving purchases, sales and trades of electricity and other energy commodities. The Marketing Companies will seek to hedge the risks associated with these contracts through a combination of physical assets, balanced physical purchases and sales, purchases and sales on futures markets, or other derivative risk management tools.

	Energy Services currently engages in gas-related derivatives in order to hedge against commodity price risks inherent in its gas marketing business.

Energy Services intends to engage in transactions involving both gas, power and other fuel capacity rights, rate swaps and other commodity-based derivative products that may be developed for use in the energy markets in which it will participate in the ordinary course of its business as an energy company.
Energy Services will need to use such products in order to remain competitive in such markets. There are currently many sophisticated market tools to manage gas price risk. It is expected that similar tools for the management of electricity price risk will evolve as the electric power markets become more open and competitive under Order 888 of the Federal Energy Regulatory Commission ("FERC") in parallel fashion to the open-access developments of the gas markets under FERC Order 636. Power derivative markets have first occurred in those parts of the United States, such as the West Coast, that have relatively balanced power generation costs and more liquidity. Federal and state regulatory accommodation of open-access in power markets is also essential. Under such circumstances, derivatives will contribute to a more balanced power market through the leveling of prices.

	Energy Services will not deal in such derivative products for purposes of speculation, but rather would use them only to reduce price-risk exposure through hedging.

	Energy Services may engage in energy commodity marketing activities with the gas utility companies in the Consolidated System(4) or other affiliates in
____________________

(4) The utility companies in the Consolidated System are The East Ohio Gas Company, The Peoples Natural Gas Company, Virginia Natural Gas, Inc., Hope Gas, Inc, and West Ohio Gas Company.

the Consolidated System on the same market terms that would be available to nonaffiliate customers of Energy Services.

	All proposed brokering and marketing activities, including the fuel-for-energy and energy commodity brokering and marketing activities, will be conducted by personnel of Energy Services.

	Consolidated undertakes that it will not seek recovery through higher rates to the CNG System utility customers in order to compensate Consolidated for any possible losses that it may sustain in energy commodity marketing activities of the Marketing Companies or for any inadequate returns on such.


IV. ENERGY COMMODITY MARKETING ACTIVITIES APPROPRIATE UNDER SECTION 11(b)(1) OF THE ACT

		Under Section 10(c)(1) of the Act, the Commission cannot approve an acquisition that would be detrimental to the carrying out of the provisions of
Section 11.  Section 11 directs the Commission to limit the nonutility interests of a registered holding company to those that are reasonable incidental, or economically necessary or appropriate to such company's utility operations, including interests in any other business which the Commission finds necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system.

	The applicants believe that in view of the increasing integration of the energy markets, the Commission should find that the approval of the proposal for the Marketing Companies to engage in energy commodity marketing activities would not be detrimental to the carrying out of Section 11 and so require an adverse finding under Section 10(c)(1). The Applicants' request for the Marketing Companies with respect to energy commodity brokering and marketing activities in wholesale and retail markets is consistent with recent orders that have authorized registered holding companies to engage in these activities.

	By order dated August 18, 1995, HCAR No. 26359, the Commission permitted a service company subsidiary of Northeast Utilities Service Co., a registered electric holding company, to market electric power, and to substitute other forms of energy for electricity.

	By order dated March 14, 1996, HCAR No. 26493, the Commission authorized a subsidiary of Eastern Utilities Associates to buy, sell and broker electric power in wholesale markets, and to furnish fuel marketing services to electric power producers. The Commission in such order reserved jurisdiction over such subsidiary's buying, selling and brokering electric power and fuel in retail markets and to any party other than an electric power producer, pending completion of the record.

	Commodity marketing activities for which Energy Services herein seeks authorization are similar to those activities authorized for a subsidiary of Energy Services in Commission order dated April 30, 1996 (the "Energy Alliance Order"), HCAR No. 26512. In the Energy Alliance Order, the Commission approved the proposed acquisition by a new special purpose subsidiary of Energy Services of an interest in the Energy Alliance Partnership, a nonutility company to be formed to engage in marketing and brokering not only of natural gas, but also of electric power and other fuels, in both wholesale and retail markets.(5)
The Energy Alliance Order is broad in that it permits the Consolidated System to engage, without geographic restriction, in marketing and brokering activities as a full participant in the integrated energy markets. The partnership formed to engage in this business can deal in various types of energy commodities rather than limiting itself to energy of the type sold by the utilities in the registered system (in this


______________________

(5) The Commission found "...that approval of the proposed acquisitions would not be 'detrimental to the carrying out of the provisions of section 11' and so require an adverse finding under section 10(c)(1)." In addition, the Commission noted "...that the transactions would appear to be within the plain meaning of the statute, viz the proposed brokering and marketing and related activities are 'reasonably incidental, or economically necessary or appropriate on a finding that they are necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of the integrated public-utility system.'" HCAR No. 26512, P. 14.

case, gas).(6) Energy Services should be granted the same authority as has already been granted to its proposed subsidiary.

		The Commission by supplemental order dated May 23, 1996, HCAR No. 26519, released its reservation of jurisdiction over Eastern Utilities Associates' retail marketing of electric power with respect to pilot retail programs in New Hampshire and Massachusetts. In this order the Commission noted that competitive pressures are rapidly increasing in the contemporary electric business. This increased competition until now has been most evident in the bulk power market, but there have recently been an increasing number of proposals that would allow a retail customer to choose its electricity supplier and require utilities to engage in retail wheeling. The Commission further stated that it recognized the need to apply the standards of Section 9(a)(1)
and 10, and by reference Section 11(b)(1), in light of the changing realities of the utility industry. It noted, among other things, the national policy (reflected most recently in Order No. 888 of FERC) to promote efficient and competitive energy markets. In an earlier order, Eastern Utilities Assocs.,
HCAR No. 26232 (Feb. 15, 1995), the Commission acknowledged that participation of registered system companies in energy marketing and brokering activities may promote greater competition and thus further the public interest in a sound electric and gas utility industry. The Commission stated in the May 23, 1996 Eastern Utilities Associates order that these same concerns extend to competition in retail as well as wholesale markets.
___________________

(6) With respect to gas registered systems in particular, the Commission noted "...that federal legislation specifically encourages gas holding companies to invest and participate in.....projects involving electric power."  Id.,
P.12.

	By order dated May 23, 1996, HCAR No. 26520, the Commission authorized New England Electric System to, among other things, establish marketing companies to market electric power at retail and wholesale at negotiated prices in certain enumerated states. By order dated May 31, 1996, HCAR No. 26527, the Commission authorized the expansion of electricity, natural gas and other energy commodities marketing activities for a subsidiary of Unitil Corporation. The Commission reserved jurisdiction over retail sales except those occurring as part of these registered systems' participation in the New Hampshire and Massachusetts pilot programs. Both orders contain a discussion of the increasingly competitive energy markets.

	In its order dated September 26, 1996, SEI Holdings, Inc., HCAR No. 26581, the Commission found the proposal of a subsidiary of The Southern Company to engage in energy commodity activities to meet the applicable standards of the Act.(7) This order is significant in that the Commission dispensed with its prior position that retail marketing proposals could only be approved on a state-by-state basis after a detailed review of specific state laws or programs concerning retail wheeling. In the SEI Holdings order, the Commission found that industry trends and competitive pressures made it important for registered system companies to be poised to compete in new markets as they are created. Such participation was stated as promoting the goals of United States energy policy, including increased competition and lower utility rates, and also facilitating effective state regulation.
___________________

(7) The energy commodity marketing activities authorized in this order are almost identical to those proposed by the Applicants herein

	Changes in the structure and functioning of the energy industry were examined in a recent study and report by the Division of Investment Management. See The Regulation of Public-Utility Holding Companies, Report of the Division of Investment Management, Securities and Exchange Commission (June 1995) (the "Report"). The Commission approved the issuance of the Report on June 20, 1995. In the Report, the Commission recognized the national policy to promote efficient and competitive energy markets. The Report further recognizes the evolution of the registered holding companies away from traditional utility activities and towards broader energy-related businesses.(8)

	Pursuant to a recommendation in the Report(9), the Commission on June 20, 1995 proposed the adoption of Rule 58, HCAR No. 26313. Rule 58 would exempt from prior Commission approval, as being in the ordinary course of business pursuant to Section 9(c)(3), the acquisition by a registered holding company or any of its subsidiaries of securities of an energy-related company or gas-

___________________

(8) "In recent years, there has been a dramatic increase in the volume of applications by registered holding companies seeking to engage in nonutility activities that compliment, or are natural extensions of, the gas and electric utility businesses. These filings reflect an evolution of the registered holding companies away from traditional, regulated utility functions and towards broader energy-related businesses." The Report,
P. 88.

(9) "The SEC must continue to respond flexibly to change in the utility industry. Toward this end, the Division believes that the registered holding companies should be permitted to invest in diversified activities without unnecessary regulatory obstacles and recommends consideration of a rule that would exempt, subject to certain conditions, investments in specified energy-related activities from prior SEC approval." Id., P. 87.

related company (as respectively defined in the proposal).(10) Acquisitions of securities under the rule would be subject to certain reporting requirements, and acquisitions of securities of an energy-related company would also be subject to certain investment limitations. The applicants believe that the energy commodity marketing activities for which approval is requested in this proceedings would come within the types of activities enumerated in the proposed rule as permitted for an energy-related or gas-related company.

	Considering the above authorities, the granting of authority for Energy Services and the Marketing Subsidiaries to engage in energy commodity marketing activities would clearly be within the perimeters of the Commission's current interpretation of Section 11(b)(1) policy under the Act.



____________________

(10) "The proposed rule and related rule amendments will eliminate unnecessary regulatory burdens and paperwork associated with filings by a registered holding company for Commission approval to invest in nonutility businesses that are closely related to a system's core utility business." HCAR No. 26313, P. 1. "The Commission believes that the registered holding-company systems should be relieved of the regulatory burden of having to file multiple applications for authority to engage in nonutility activities, through investments in the securities of other companies, that are of the same or similar character or type as those the Commission has allowed in previous cases." Id. P. 24.

V.  SOURCE OF FUNDS

	It is proposed for Energy Services to raise funds for the purposes described herein by (i) selling shares of its common stock, $1.00 par value, to Consolidated at an amount greater than par up to a maximum of $10,000 per share, (ii) open account advances as described below, or (iii) long-term loans from Consolidated, in any combination thereof. Transactions in amounts in excess of $250,000,000 used to engage in non-gas energy commodity marketing activities will occur pursuant to Rule 52. The open account advances and long-term loans will have the same effective terms and interest rates as related borrowings of Consolidated in the forms listed below:

	(1)	Open account advances may be made to Energy Services to provide working capital and to finance the activities authorized by the
		SEC.  Open account advances will be made under letter agreement
		with Energy Services and pursuant to a note issued by it, and will be repaid on or before a date not more than one year from the date
		of the first advance with interest at the same effective rate of interest as Consolidated's weighted average effective rate for
		commercial paper and/or revolving credit borrowings.  If no such borrowings are outstanding, the interest rate shall be predicated
		on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York.

	(2)	Consolidated may make long-term loans to Energy Services for the financing of its activities.  Loans to Energy Services shall be
		evidenced by long-term non-negotiable notes of Energy Services (documented by book entry only) maturing over a period of time (not in excess of 30 years) to be determined by the officers of Consolidated, with the interest predicated on and equal to Consolidated's cost of funds for comparable borrowings. In the event Consolidated has not had recent comparable borrowings, the rates will be tied to the Salomon Brothers indicative rate for comparable debt issuances published in Salomon Brothers Inc. Bond Market Roundup or similar publication on the date nearest to the
		time of takedown. All loans may be prepaid at any time without premium or penalty.

	Consolidated will obtain the funds required for Energy Services through internal cash generation, issuance of long-term debt securities, borrowings under credit agreements or through other authorizations approved by the Commission.


VI.  GUARANTEES

	Energy marketing companies, though entering many contracts for high volumes of gas or power, are not highly capitalized due to the nature of their operations. This absence of high capitalization has caused some would-be customers to be apprehensive of the risk of dealing with such marketing companies. However, often times such marketing companies are subsidiaries of financially strong parent companies. Consequently, the usual method for establishing the financial credibility of the marketing company is by the parent (such as Consolidated) standing behind its subsidiary through guarantees, thus allowing the subsidiary to compete effectively in increasingly deregulated markets.

	By order dated March 28, 1996, Release No. 35-26500, File No. 70-8667, the SEC authorized Consolidated, through March 31, 2001, to enter into guarantee arrangements, obtain letters of credit and otherwise provide credit support with respect to the obligations of Energy Services and other applicants in such proceeding. The aggregate amount of all such arrangements would not
exceed $2 billion.   Guarantees by Consolidated of Energy Services' obligations arising in connection with it engaging in energy commodity marketing activities would occur under such authorization. The Applicants request the authority to provide the same type of credit support, in an amount not to exceed an aggregate of $250 million, to Marketing Subsidiaries.


VII.  AUTHORIZATIONS REQUESTED

	The following authorizations are hereby requested. All funding by a Consolidated System parent company of its immediate subsidiary would be in the form of (a) the sale of the subsidiary's common stock to the parent, (b) open account advances from the parent to the subsidiary, and/or (c) long-term loans from the parent to the subsidiary. Any providing of funds by Consolidated to

Energy Services can be in any combination of these three forms of financing; and any financing between Energy Services and any of its Marketing Subsidiaries will be in the same combination of forms that exists between Consolidated and Energy Services in the transaction which causes Energy Services to obtain funds to invest in the respective subsidiary. All the authorizations described below would be for a period ending December 31, 2001.

	(1)	For Energy Services to obtain up to $250,000,000 from Consolidated for the purpose of accomplishing its direct or indirect investment in non-gas energy commodity marketing activities and for its indirect investment in non-gas energy marketing activities of Marketing Subsidiaries.

	(2)	For Marketing Subsidiaries to engage in energy commodity marketing activities and to obtain up to $250,000,000 from Energy Services needed for such Marketing Subsidiaries to engage in non-gas energy commodity marketing activities.(11)

	(3)	For the Applicants to make guarantees and provide other credit
	      support up to an aggregate of $250,000,000 for Marketing
	      Subsidiaries.


__________________

(11) As indicated earlier, there would be no dollar limit on gas marketing activities of Marketing Subsidiaries, the financing for which would occur under Rule 52.

VIII.  RULE 53 SATISFIED

	Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a foreign utility company ("FUCO") as defined in Section 33(a)(3) of the Act, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied. Currently Consolidated owns indirectly, through CNGPS, an EWG, a 1% general partnership interest in Lakewood Cogeneration, L.P. ("Lakewood"), also an EWG. CNG Power Company, a wholly-owned subsidiary of Energy Services, owns a 34% limited partnership in Lakewood. Consolidated does not own any interests in a FUCO. Consolidated believes that Rule 53(a), (b) and (c) are satisfied in its case as follows.

	Fifty percent of Consolidated's retained earnings as of June 30, 1996 was $716,932,000; Consolidated's aggregate investment (as defined in Rule 53(a)(l)(i)) in Lakewood on such date and in both its EWGs as of the date of filing of this Application-Declaration is estimated to be approximately $18,000,000, thereby satisfying Rule 53(a)(l). Consolidated and its subsidiaries maintain books and records to identify the investments in and earnings from its EWGs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity are kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Consolidated undertakes to provide the SEC access to such books and records and financial statements as it may request. Employees of

Consolidated's domestic public-utility companies at this time do not render services, directly or indirectly, to the EWGs in the Consolidated System, thereby satisfying Rule 53(a)(3). Copies of the Form U-1 filings have been sent to the state regulators pursuant to Rule 53(2)(4) in connection with
Consolidated's only filing for EWG and FUCO financing, File No. 70-8759.   An
order was issued in such proceeding on May 30, 1996 (Release No. 35-26523). None of the conditions described in Rule 53(b) exist with respect to Consolidated, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.


X.  RULE 24 CERTIFICATES

	It is also requested that Rule 24 Certificates of Notification be filed within 60 days after the end of each quarterly calendar period to report to the Commission with respect to transactions authorized pursuant to this filing. Such certificates shall contain the following information:

	1.	A balance sheet as of the end of such period, and a statement of income and expense for the period for each Marketing Subsidiary.

	2.	A statement indicating as a percentage of total revenues of Energy
Services for the period, the amount of revenues attributable to non-gas energy commodity marketing activities of Energy Services and all energy commodity marketing activities of Marketing
Subsidiaries.

	3. The agreement and transaction information contained in the attachments to the Marketing Companies' power marketing informational filings with FERC.

	4. The applicants' guarantees or other credit support of energy commodity marketing activities of Marketing Companies.

	The above information will be reported in the Rule 24 Master Certificates of Notification filed under File No. 70-8667.


Item 2.  Fees, Commissions and Expenses
         ______________________________

	It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Consolidated and Energy Services in connection with the herein proposed transaction will not exceed $22,000, consisting of the $2,000 filing fee under the Act, $15,000 payable to Consolidated Natural Gas Service Company, Inc. ("Service Company") for services on a cost basis (including regularly employed counsel) for the preparation of this application-declaration and other documents, and $5,000 for miscellaneous other expenses.

	The charges of Consolidated Natural Gas Service Company, Inc., a subsidiary service company, for services on a cost basis (including regularly employed counsel) in connection with the preparation of this application-declaration and other related documents and papers required to consummate the proposed transactions are as stated above.

Item 3.  Applicable Statutory Provisions
         _______________________________

	Sections 6(a) and 7 and Rule 43 are deemed applicable to the issuance of securities by Energy Services and/or Marketing Subsidiaries.

	Sections 9(a) and 10 are deemed applicable to the acquisitions (i) by Consolidated of the capital stock, open account advance debits and notes of Energy Services, (ii) by Energy Services of the capital stock or other equity interests, open account advance debits and notes of Marketing Subsidiaries and
(iii) by Marketing Subsidiaries of the capital stock or other equity interests, open account advance debits and notes of Marketing Subsidiaries at the next lower tier.

	Sections 12(b) and Rule 45 are considered applicable to guarantees or other credit support arrangements by Energy Services and/or Marketing Subsidiaries of their respective subsidiaries in connection with energy commodity marketing activities.

	Section 11(b)(1) of the Act applies to the energy commodity marketing activities proposed by Energy Services.

	If the Commission considers the proposed future transactions to require any authorization, approval or exemption, under any section of the Act for Rule or Regulation other than those cited herein above, such authorization, approval or exemption is hereby requested.


Item 4. Regulatory Approval
        ___________________

	The financing authorization sought herein is not subject to the jurisdiction of any State or Federal Commission (other than the Commission). However, FERC approval is required for an entity to become a wholesale power marketer, and approval from a state under various state retail power marketing programs for an entity to be a participant therein may also be required.


Item 5.  Procedure
         _________

	Given the pressing competitive conditions and the need to immediately enter into test markets, it is hereby requested that the Commission issue its order with respect to the transaction proposed herein as soon as possible, but in any event on or before December 1, 1996.

	It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The office of the Division of Investment Management -

Office of Public Utility Regulation may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.  Exhibits and Financial Statements
         _________________________________

	The following exhibits and financial statements are made a part of this statement:

	(a)  Exhibits

	A-1    Certificate of Incorporation of Energy Services.
	        (Incorporated by reference to File No. 70-8577)

	A-2    By-Laws of Energy Services.
	        (Incorporated by reference to File No. 70-8577)

	F      Opinion of counsel for Consolidated and Energy Services.
		  (To be filed by amendment)

	O      Draft of Notice.


	(b)  Financial Statements

	Financial statements are deemed unnecessary with respect to the authorizations herein sought due to the nature of the matter proposed. However, Consolidated will furnish any financial information that the Commission shall request.

Item 7.  Information as to Environmental Effects
         _______________________________________


	The proposed financing transactions do not involve major federal action having a significant effect on the human environment.


	No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.


SIGNATURE



	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



					  CONSOLIDATED NATURAL GAS COMPANY

                                  By  D. M. Westfall
                                  Senior Vice President
                                  and Chief Financial Officer


                                  CNG ENERGY SERVICES CORPORATION

                                  By  N. F. Chandler
                                  Its Attorney



Date:  October 21, 1996